Free Writing Prospectus

VanEck Merk Gold ETF

2025-03-07 Axel Merk/Kitco Interview

0001546652

Pursuant to 433/164

333-274643

3/7/25, 05:48 Gold prices surging amid global power shift and economic uncertainty - Axel Merk | Kitco News https:// www.kitco.com/news/article/2025 - 03 - 0G/gold - prices - surging - amid - global - power - shift - and - economic - uncertainty - axel Page 1 of 3 Gold prices surging amid global power shift and economic uncertainty - Axel Merk Feb 11, 2025 - 11:51 AM (Kitco News) - The U.S. government is stepping out of the spotlight on the global stage to focus on domestic development, and while Europe is stepping up, investors can expect to see some volatility as the world adjusts to new global leadership, which will continue to support gold prices, according to one fund manager. In an interview with Kitco News, Axel Merk, Chief Investment Officer and Founder of Merk Investments, said that the world is clearly changing, and new power dynamics are building as investors navigate a global trade war and a potential currency war as capital starts to flow back into Europe. A rally in European stocks started Wednesday after Germany’s Chancellor - in - waiting, Friedrich Merz, announced a historic deal to increase spending on defense and infrastructure. Earlier in the week, the European Union outlined a plan to unlock almost €800bn for defense spending, and the UK government said last week it would raise its defense spending by £Sbn a year, representing an increase to 2.5% of its GDP by 2027. “Just a few days ago, everything in Europe was falling apart, but now European equities are skyrocketing on the expectation of massive stimulus spending,” he said. Merk added that while Europe has room to increase its spending to boost its https:// www.kitco.com/news/article/2025 - 03 - 0G/gold - prices - surging - amid - global - power - shift - and - economic - uncertainty - axel Page 2 of 3 3/7/25, 05:48 Gold prices surging amid global power shift and economic uncertainty - Axel Merk | Kitco News military and infrastructure, it doesn’t change the bigger picture — that global deficit spending continues to grow, which drives populism and uncertainty. “The U.S. is no longer playing the role of global police force, and while that has created some issues, there have also been positive side effects for the global economy. But right now, we have entirely new power dynamics coming to the surface. It's going to be a more volatile era. It's going to be an era that's less efficient. It's going to be an era with more deficits,” he said. “It's difficult to say how everything will unfold, but I believe one of the reasons why people have been buying gold is precisely because of these risks. This demand doesn't guarantee that prices will keep going up, but an increasing number of people definitely want to have a little bit of gold for ‘insurance.’” Although the U.S. is embracing more domestic policies, Merk said that he doesn’t expect the U.S. dollar to lose its reserve currency status. He added that the U.S. has a self - sustaining economy with a coherent environment to raise capital. “Just because the Europeans are going to spend a trillion dollars doesn’t mean the capital markets are suddenly going to work so much more smoothly. I don’t expect that the U.S. dollar will be cut out of the picture entirely.” While a multi - polar currency world will provide global support for gold, Merk said that he also expects domestic investment demand to continue to pick up. He added that weakening growth continues to provide support for gold prices as the Federal Reserve is forced to cut interest rates. Markets have already started pricing in two rate cuts this year as data from the Atlanta Federal Reserve showed economic growth contracting by 2 . 4 % in the first quarter ; two weeks ago, the regional Federal Reserve was https:// www.kitco.com/news/article/2025 - 03 - 0G/gold - prices - surging - amid - global - power - shift - and - economic - uncertainty - axel Page 3 of 3 3/7/25, 05:48 Gold prices surging amid global power shift and economic uncertainty - Axel Merk | Kitco News expecting the economy to expand by 2.3%. Merk pointed out that it is too early to determine whether or not the U.S. will avoid a recession; however, he added that this uncertainty will weigh on investor sentiment. He added that in this environment, there are no clear winners. “The winner is the sophisticated, diversified investor because in a traditional portfolio allocation, nothing is a completely safe asset. When you are looking at currency markets, the loser is the saver because governments will continue to deficit spend. When your purchasing power gets eroded, life will continue, except people will vote ever more for populists because they feel something is wrong, and they think that the politician who promises them something will fix it,” he said. Looking at the gold market, Merk said that it appears investors are starting to embrace more diversity in their portfolios. Merk Investments’ gold - backed exchange - traded fund (NYSE: OUNZ) has seen its assets under management grow by $200 million so far this year. Merk noted that the ETF ended 2024 with total net assets of nearly $1.2 billion and that they have risen to $1.4 billion in the first two months of the new year. Although Merk is optimistic about gold, he said that the biggest risk for the precious metal is its rally. With gold prices back above $2,U00 an ounce, the market is up more than 11% so far this year.

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